News Release

For Immediate Release

West Fraser Announces Voting Results of the Annual Shareholders Meeting
VANCOUVER, B.C., April 23, 2025 – West Fraser Timber Co. Ltd. ("West Fraser" or the "Company") (TSX and NYSE: WFG) announced the voting results from its Annual General Meeting held on Wednesday, April 23, 2025 in Quesnel, B.C.
Voting Results for the Election of Directors

A total of 60,282,131 Common shares and Class B Common shares were voted at the meeting, representing 75.75% of the votes attached to all outstanding shares. Shareholders voted in favour of all items of business before the meeting, including the election of all director nominees as follows:

Director	Votes For	% of Votes in Favour	Votes Withheld	% of Votes Withheld
Hank Ketcham	52,742,263	90.39	5,609,861	9.61
Doyle N. Beneby	56,175,632	96.27	2,176,492	3.73
Eric L. Butler	58,297,503	99.91	54,621	0.09
Reid E. Carter	57,416,618	98.40	935,506	1.60
John N. Floren	57,749,539	98.97	602,584	1.03
Ellis Ketcham Johnson	57,688,916	98.86	663,207	1.14
Brian G. Kenning	56,429,554	96.71	1,922,569	3.29
Marian Lawson	58,292,363	99.90	59,761	0.10
Sean P. McLaren	58,325,333	99.93	39,162	0.07
Colleen M. McMorrow	58,312,962	99.93	39,162	0.07
Janice G. Rennie	52,607,441	90.16	5,744,682	9.84
Gillian D. Winckler	58,107,870	99.58	244,253	0.42
Voting Results for Other Matters

Shareholders approved the fixing the number of directors at twelve (12) by show of hands.

Shareholders approved the appointment of PricewaterhouseCoopers LLP as auditor of the Company by show of hands.

The resolution on the Company’s approach to executive compensation (Say-on-Pay) as described in the Company’s management information circular dated March 6, 2025 was also approved, with 90.04% of votes cast in favour.

Detailed voting results for the meeting are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

About West Fraser
West Fraser is a diversified wood products company with more than 50 facilities in Canada, the United States, the United Kingdom, and Europe, which promotes sustainable forest practices in its operations. The Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, and other residuals. West Fraser's products are used in home construction, repair and remodelling, industrial applications, papers and tissue. For more information about West Fraser, visit www.westfraser.com.

For More Information

Investor Contact
Robert B. Winslow, CFA
Director, Investor Relations & Corporate Development
Tel. (416) 777-4426
shareholder@westfraser.com
Media Contact
Joyce Wagenaar
Director, Communications
Tel. (604) 817-5539
media@westfraser.com